UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Principia Biopharma Inc.

(Name of Subject Company (Issuer))

KORTEX ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74257L108

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 3,859,181,400	$ 500,921.75

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Principia Biopharma Inc. (the “Company”), at a purchase price of $100.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on August 21, 2020 (the most recent practicable date): (i) 33,259,922 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 5,235,205 options, representing the right to purchase (subject to the terms thereof) an aggregate of 5,235,205 shares of Company Common Stock, (iii) warrants with respect to an aggregate of 81,915 shares of Company Common Stock and (iv) 14,772 shares of Company Common Stock subject to outstanding purchase rights in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019 and effective October 1, 2019, by multiplying the transaction value by

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $500,921.75	Filing Party: Sanofi, Aventis Inc. and Kortex Acquisition Corp.

Form or Registration No.: Schedule TO-T (File No. 005-90643)	Date Filed: August 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Kortex Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on August 28, 2020 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Principia Biopharma Inc., a Delaware corporation (the “Company”), at a purchase price of $100.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

In the section entitled “Summary Term Sheet” in the Offer to Purchase, the information under the question “What are the most significant conditions to the Offer?” is amended and supplemented by adding the following new paragraph at the end of the response to such question:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective September 21, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(2)	The sixth paragraph of the “Introduction” to the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective September 21, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(3)	Section 15 - “Conditions of the Offer” is amended and supplemented by adding the following new sentence to the end of the second paragraph:

“The HSR Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective September 21, 2020 at 11:59 p.m., Eastern Time. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(4)

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following sentences to the end of the second paragraph:

“On September 21, 2020 at 11:59 p.m., Eastern Time, the waiting period under the HSR Act with respect to the Offer expired. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(5)	The second sentence of the fourth paragraph of the subsection entitled “Antitrust Compliance” in Section

16 – “Certain Legal Matters; Regulatory Approvals” is deleted in its entirety and replaced with the following:

“Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, the Company or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. See Section 15 —“Conditions of the Offer.””

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press release dated September 22, 2020, related to clearance under the HSR Act.*

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2020

Kortex Acquisition Corp.

By:	/s/ Bill Sibold
Name: Bill Sibold
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Thierry Vernier
Name: Thierry Vernier
Title: Vice President and Chief Financial Officer